

DIVISION OF
CORPORATION FINANCE

July 26, 2007

By U.S. Mail and facsimile to (617)-338-2880

John N. Hatsopoulos
Chairman
Glenrose Instruments, Inc.
45 First Avenue
Waltham, Massachusetts 02451

> **Re: Glenrose Instruments, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 23, 2007**
> **File No. 000-51645**

Dear Mr. Hatsopoulos:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11 – Segment Data, page 68

1. We note your revised disclosures in Note 11 in response to our prior comment 2. We also note that you have now included a third segment, Instruments, in your footnote since your last amendment. Please expand your disclosures in Note 11 to discuss this additional segment, as well as expand your disclosures in MD&A to explain this segment's impact on your operating income and why this segment did not have any revenue or cost of sales during the year ended December 31, 2006.

2. In addition, we repeat our prior comment to disclose revenue, cost of sales, and gross profit for each period that an income statement is presented, thereby also including this information for the year ended December 31, 2004. Refer to paragraph 25 of SFAS 131. We note in your response that prior to December 31, 2005, you did not separate fixed assets, capital expenditures, depreciation expense, and operating income. Please disclose this fact in your footnote to allow your readers to understand why this information has been excluded.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Al Pavot, Senior Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Accountant, at (202) 551-3749 or me, at (202) 551-3767 with other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Edwin L. Miller, Jr.
         Sullivan & Worcester LLP
         One Post Office Square
         Boston, Massachusetts 02109